SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Legend Biotech Corporation
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

52490G102**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 52490G102 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on The NASDAQ Global Select Market under the symbol "LEGN." Each ADS represents 2 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52490G102	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12	TYPE OF REPORTING PERSON IA

* Consists of 2,800,000 Ordinary Shares held by funds managed by HHLR (as defined in Item 2(d) below) and 30,809,850 Ordinary Shares (including 10,000,000 Ordinary Shares underlying warrants) held by funds managed by HIM (as defined in Item 2(d) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 52490G102	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,609,850 (including 10,000,000 Ordinary Shares underlying warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12	TYPE OF REPORTING PERSON IA

* Consists of 2,800,000 Ordinary Shares held by funds managed by HHLR and 30,809,850 Ordinary Shares (including 10,000,000 Ordinary Shares underlying warrants) held by funds managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 52490G102	13G/A	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Legend Biotech Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 2101 Cottontail Lane, Somerset, New Jersey 08873.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by (i) Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM"), with respect to the Ordinary Shares held by (and underlying warrants held by) LGN Holdings Limited ("LGN") and (ii) HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR"), with respect to the Ordinary Shares held by HHLR Fund, L.P. ("HHLR Fund") and YHG Investment, L.P. ("YHG"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

LGN is wholly owned by Hillhouse Capital Management V, Ltd., whose sole shareholder is Hillhouse Fund V, L.P. ("Fund V"). Fund V is managed and controlled by HIM. HIM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Ordinary Shares held by (and underlying warrants held by) LGN. HHLR acts as the sole investment manager of each of HHLR Fund and YHG. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares held by HHLR Fund and YHG. HIM and HHLR are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, par value of $0.0001 per share (the "Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 52490G102 has been assigned to the ADSs.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 52490G102	13G/A	Page 5 of 8 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 305,661,844 Ordinary Shares outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on December 17, 2021, after giving effect to the completion of the offering as described therein, and assumes the exercise of certain warrants held by LGN.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 52490G102	13G/A	Page 6 of 8 Pages

Item 10.	CERTIFICATION
Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52490G102	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

CUSIP No. 52490G102	13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2022

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer